

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2020

Julia Wright
Senior Vice President, General Counsel and Secretary
Apergy Corporation
2445 Technology Forest Blvd
Building 4, 12th Floor
The Woodlands, TX 77381

> **Re: Apergy Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 12, 2020**
> **File No. 001-38441**

Dear Ms. Wright:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael J. Aiello, Weil, Gotshal & Manges LLP